A14
3·1·2004


04001927

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF2-26-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47674

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lane Financial LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FIRM I.D. NO.

__1420 Sheridan Road, Suite 1E__
(No. and Street)

__Wilmette__   __Illinois__   __60091__
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Morton N. Lane__   __(847) 853-0368__
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Schultz and Chez, LLP__
                    (Name – *if individual, state last, first, middle name*)

__141 W. Jackson Blvd., Suite 2900__   __Chicago__   __Illinois__   __60604__
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Morton Lane__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lane Financial LLC__ , as of __December 31__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   ] Same Page
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.   ]
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2003

CONTENTS

	PAGES
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN MEMBER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1	8
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3	9
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE	10 - 11



ROGER G. BECKWITH
VICE PRESIDENT AND SECRETARY

LANE FINANCIAL, L.L.C.
1420 Sheridan Road, Suite 1E • Wilmette, IL 60091
TEL: 312-658-0200 • FAX: 312-658-0202
EMAIL: RBECKWITH@LANEFINANCIALLLC.COM

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of

LANE FINANCIAL L.L.C.

Wilmette, Illinois

We have audited the accompanying statement of financial condition of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
January 30, 2004

LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 25,820
Securities owned, not readily marketable	3,300
Furniture, equipment and leasehold improvements, net	33,382
TOTAL ASSETS	$ 62,502

LIABILITIES

Accounts payable	$ 5,000
TOTAL LIABILITIES	$ 5,000

MEMBER'S EQUITY

MEMBER'S EQUITY	$ 57,502
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 62,502

The accompanying notes are an integral
part of these financial statements.

LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES

Consulting	$ 76,493

EXPENSES

Consulting	30,526
Dues and subscriptions	7,944
Communications	11,364
Professional fees	11,265
Promotion and travel	5,546
Depreciation and amortization	7,960
Compliance and regulatory fees	2,647
Office	5,376
Other	8,328
Total Expenses	90,956
NET LOSS	$ (14,463)

The accompanying notes are an integral
part of these financial statements.

3

LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

Balance at December 31, 2002	$ 124,365
Member contributions	-
Member withdrawals	(52,400)
Net loss	(14,463)
Balance at December 31, 2003	$ 57,502

The accompanying notes are an integral
part of these financial statements.

4

LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:

Net loss	$ (14,463)
Adjustment to reconcile net loss to net cash provided by operating activities	
Depreciation	7,960
Changes in operating assets and liabilities:	
Decrease in accounts receivable	83,463
Increase in accounts payable	40
Total adjustments	91,463
Net cash provided by operating activities	77,000

Cash flows from investing activities:

Purchase of furniture, equipment and leasehold improvements	(28,409)
Net cash used in investing activities	(28,409)

Cash flows from financing activities:

Member contributions	-
Member withdrawals	(52,400)
Net cash used in financing activities	(52,400)
Net decrease in cash	(3,809)
Cash at December 31, 2002	29,629
Cash at December 31, 2003	$ 25,820

Supplemental Cash Flow information:
There were no cash payments for interest or taxes during the year.

The accompanying notes are an integral
part of these financial statements.

5

LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. *ORGANIZATION*

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and acts as an introducing broker whose accounts are cleared and carried by other broker-dealers on a fully disclosed basis. The Company also engages in various consulting activities.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates
The accompanying financial statements are prepared in conformity with generally accepted accounting principles which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment
Equipment, furniture and leasehold improvements are recorded at cost. Equipment and furniture are depreciated over their estimated useful lives using accelerated methods. Leasehold improvements are amortized over 27.5 years using an accelerated method. Computer software is depreciated over three years using the straight-line method. At December 31, 2003, accumulated depreciation and amortization totaled $23,922.

Revenues from Commissions/Consulting
Commissions from securities transactions are recorded on a settlement date basis, which does not materially differ from a trade date basis. Consulting fees are recorded when earned.

Securities
Securities owned do not have a ready market and are valued at Manager's fair value.

Income Taxes
No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(Continued)

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Fair Value of Derivative Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Comprehensive Income

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

3. *NET CAPITAL AND OTHER REGULATORY REQUIREMENTS*

The Company is subject to minimum capital requirements of the Securities and Exchange Commission's Rule 15c3-1 (the "Rule"). Under the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2003, the Company's regulatory net capital of $20,820 exceeded required net capital by $15,820. The ratio of "aggregate indebtedness" to "net capital" was less than 1 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

4. *RELATED PARTY TRANSACTIONS*

The Company's office space is located in the Member's personal residence. During the year, the Company did not pay for the use of these facilities.

SUPPLEMENTARY INFORMATION

LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c 3-1

DECEMBER 31, 2003

CREDITS

Member's equity	$ 57,502
TOTAL CREDITS	57,502

DEBITS
Non-allowable assets

Furniture, equipment and leasehold improvements, net	(33,382)
TOTAL DEBITS	(33,382)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	24,120
Haircuts on securities	(3,300)
NET CAPITAL	$ 20,820

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 15,820

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$ 5,000
Percentage of aggregate indebtedness to net capital	24%

Note: There is no material difference between this net capital calculation pursuant to Rule 15c3-1 and the computation prepared by and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

LANE FINANCIAL L.L.C.
(An Illinois Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

These schedules are not applicable as LANE FINANCIAL L.L.C. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of LANE FINANCIAL L.L.C."

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
    LANE FINANCIAL L.L.C.
        Wilmette, Illinois

In planning and performing our audit of the financial statements of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2003 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Chicago, Illinois
January 30, 2004